Exhibit 6.7

MASTER SERVICES AGREEMENT

Biologue, Inc., a North Carolina corporation, 908 Greenwood Road, Chapel Hill, NC 27514 (“Biologue” or “Consultant”) appreciates the opportunity to provide services to Carolina Complete Health Network, Inc., a Delaware corporation, 222 N. Person Street, Suite 010, Raleigh, NC 27601 (“CCHN”) (formerly known as Formation Subsidiary, Inc.).

This document will serve as the Master Services Agreement (“Agreement”), and both Biologue and CCHN acknowledge the effective date of this Agreement to be January 2, 2017 (the “Effective Date’).

This Agreement shall commence as of the Effective Date. This Agreement shall remain in effect until this Agreement is terminated by either party upon thirty (30) days written notice or as otherwise mutually agreed. Each Schedule of Work (as defined below) associated with this Agreement will remain valid and in force for the specified length of time provided in each Schedule of Work, or until this Agreement is terminated, whichever occurs first.

1.	Services.

(a)	CCHN engages Consultant to provide the services described in any Schedule of Work (“Schedule of Work”) executed by the parties to this Agreement in the form of Exhibit A (the "Services"), and Consultant accepts such engagement by CCHN subject to the terms and conditions described in this Agreement. For clarity, Exhibit A to this Agreement shall also put forth Schedule of Work No. 1, which both CCHN and Consultant will execute contemporaneously with this Agreement.

(b)	CCHN acknowledges that during the period that Consultant is providing Services under this Agreement Consultant may, directly or indirectly, be employed or associated with person(s), corporation, partnership or other entity not to exceed 50% of Consultant’s effort. Consultant shall continue to observe its confidentiality obligations hereunder.

2.	Termination and Consequences of Termination.

(a)	Following service of a notice to terminate this Agreement, but prior to the effective date of such termination, each party shall continue to abide by the terms and conditions of this Agreement and comply fully with its obligations hereunder, and it shall not in any way hinder or interrupt the performance of this Agreement during any period between the date of service of a termination notice and the date of actual termination.

(b)	It is mutually agreed, this Agreement shall terminate immediately, without written notice, if the U.S. Department of Health and Human Services takes any action eliminating the market for CCHN, including the permanent rejection of the necessary Medicaid waiver application; or, if NCMS receives notice that Centene Corporation, Inc. terminates its efforts to do business in North Carolina.

(c)	On termination of this Agreement for whatever reason:

(i)	Consultant shall render an invoice in respect of any Services performed since the date of the last invoice issued until the date of actual termination; and

(ii)	CCHN shall pay the undisputed amounts of such invoice under Section 3.

(d)	Termination shall be without prejudice to any rights or remedies either party may have against the other in respect of any antecedent breach of the terms of this Agreement.

3.	Payments.

(a)	Consultant shall invoice CCHN monthly in arrears for work performed under the applicable Schedule of Work at rates specified in such Schedule of Work plus reasonable expenses. Each invoice submitted by Consultant to CCHN shall be accompanied by appropriate supporting documentation.

(b)	CCHN shall pay all undisputed invoices within thirty (30) days of receipt of funds sufficient to pay such invoices.

(c)	If CCHN, in good faith, disputes any invoice, it may withhold payment of any disputed amounts. CCHN shall pay to Consultant such withheld amounts as the parties may agree in accordance with the resolution of the dispute.

4.	Confidentiality.

(a)	Consultant acknowledges that it may, in the course of performing its responsibilities under this Agreement, be exposed to or acquire information which is proprietary to or confidential to CCHN or its Affiliates or their clients or to third parties to whom CCHN owes a duty of confidentiality. The term “Confidential Information” shall mean any and all proprietary, confidential or non-public information in any form, obtained by Consultant in the performance of this Agreement including, without limitation, the Proprietary Information (as defined in Section 5(a) below). Consultant shall hold the Confidential Information in strict confidence and shall not copy, reproduce, sell, assign, license, market, transfer or otherwise dispose of, give or disclose such information to third parties or use such information for any purposes other than the performance of this Agreement. In the event CCHN deems it in CCHN’s interest to for Consultant to engage employees, agents, or subcontractors on its behalf, Consultant shall advise each of its employees, agents and subcontractors (and their employees) who may be exposed to the Confidential Information of their obligations to keep such information confidential. Each of Consultant’s employees, agents and subcontractors (and their employees) so exposed to Confidential Information shall sign the form of confidentiality agreement in the attached Exhibit B.

(b)	If Consultant is requested to disclose all or any part of any Confidential Information under a subpoena, or inquiry issued by a court of competent jurisdiction or by a judicial or administrative agency or legislative body or committee, Consultant shall (i) immediately notify CCHN of the existence, terms and circumstances surrounding such request; (ii) consult with CCHN on the advisability of taking legally available steps to resist or narrow such request and cooperate with CCHN on any steps it considers advisable; and (iii) if disclosure of the Confidential Information is required or deemed advisable, exercise its best efforts to obtain an order, stipulation or other reliable assurance acceptable to CCHN that confidential treatment shall be accorded to such portion of the Confidential Information to be disclosed. CCHN shall reimburse Consultant for reasonable legal fees and expenses incurred in Consultant’s efforts to comply with this provision.

(c)	Upon the termination of this Agreement (or earlier if requested by CCHN) Consultant shall at its cost return to CCHN all copies of documents, papers or other material which may contain or be derived from the Confidential Information (excluding for purposes of this Section 4(c), this Agreement), including all Proprietary Information, which are in Consultant's possession or control, together, if requested by CCHN, with a certificate signed by Consultant in form and substance satisfactory to CCHN, stating that all the Confidential Information has been returned.

(d)	Confidential Information shall not include information that is:

(i)	in or becomes part of the public domain other than by disclosure by Consultant in violation of this Agreement;

(ii)	demonstrably known to Consultant previously, without a duty of confidentiality;

(iii)	independently developed by Consultant outside of this Agreement;

(iv)	rightfully obtained by Consultant from third parties without a duty of confidentiality; or

(v)	which is required to be disclosed by law, statute or regulation.

(e)	The exceptions described in Section 4(d) shall not apply to any information that would otherwise be considered Confidential Information and that is or relates to personally-identifiable or protected health information provided by individual consumers or customers to CCHN and its Affiliates (all such information, "Nonpublic Personal Information"). Any such Nonpublic Personal Information shall remain confidential in all circumstances.

5.	Proprietary Rights.

(a)	CCHN acknowledges Consultant’s representation that Consultant has developed and utilizes certain business methods and tools which are Consultant’s proprietary information and intellectual property (“Consultant’s Proprietary Rights”). The Consultant’s Proprietary Rights and any enhancements made to the Consultant’s Proprietary Rights while performing Services hereunder (the “Enhancements”) may be incorporated into the work done for CCHN by Consultant. Consultant retains all rights to the Consultant’s Proprietary Rights and the Enhancements for any future use. CCHN shall protect the Consultant’s Proprietary Rights and the Enhancements per the existing policies and procedures, which CCHN uses for its own similar proprietary information and intellectual property.

6.	Independent Contractor.

Consultant, in performance of this Agreement, is acting as an independent contractor and not as a CCHN employee and shall not be considered an employee of CCHN within the meaning or the application of any Federal, State or local laws or regulations. Nothing herein shall be construed as creating a principal and agent, joint venture, or any other type of relationship besides independent contractor between Consultant and CCHN. Consultant is not entitled to seek compensation, exercise any right or seek any benefits accruing to the regular employees of CCHN. Consultant shall be solely responsible for the payment of all wages and benefits to any employee, subcontractor or agent it assigns to perform Services under this Agreement on Consultant’s behalf and any associated taxes assessed by any relevant taxing authority and such employees, subcontractors and agents shall be informed that they are not entitled to any CCHN employee benefits. Consultant assumes full responsibility for its acts. Consultant shall exercise the right, power and authority to create an obligation on CCHN’s behalf only under the mutually agreed Schedule of Work.

7.	Warranties.

Consultant represents, warrants and covenants that:

(a)	Consultant has the right to enter into this Agreement including any necessary rights, authorizations and licenses to provide the Services hereunder and to provide all related materials and services required under this Agreement or any agreement entered into pursuant to this Agreement, including all such rights, authorizations and/or licenses necessary to use and incorporate any third party software included in each and every deliverable provided to CCHN; its performance will not violate the terms or provisions of any other agreement or contract to which Consultant is a party;

(b)	Consultant shall comply with all applicable laws and regulations;

(c)	each deliverable contemplated under this Agreement (i) shall be provided in a manner consistent with good commercial practice; (ii) shall conform to the specifications for same as mutually agreed to in writing by CCHN and Consultant; (iii) shall meet the functional, performance and reliability requirements as mutually agreed to in writing by CCHN and Consultant; and (iv) shall comply with such acceptance tests and standards established by CCHN;

(d)	Consultant and each of its employees, subcontractors and agents assigned to perform Services shall have the proper skill, training and background so as to be able to perform in a competent and professional manner and that all work shall be so performed in a manner compatible with CCHN's business operations at its premises.

8.	Indemnification.

Indemnity by CCHN: CCHN will indemnify, defend, and hold harmless Consultant and its affiliates and their respective officers, managing directors, partners, directors, employees and agents from and against all losses, damages, demands, claims, suits, and the other liabilities, including attorney fees and other expenses of litigation in connection with performance of Services contemplated hereunder and arising out of the acts or omissions of CCHN, its employees or agents (other than Consultant and its employees and agents).

Indemnity by Consultant: Consultant will indemnify, defend, and hold harmless CCHN and its affiliates and their respective officers, managing directors, partners, directors, employees and agents from and against all losses, damages, demands, claims, suits, and the other liabilities, including attorney fees and other expenses of litigation in connection with performance of Services contemplated hereunder and arising out of the acts or omissions of Consultant, its employees or agents.

9.	No Promotion.

Consultant agrees that it and its employees, subcontractors and agents shall not, without the prior written consent of CCHN in each instance (i) use in Consultant’s advertising, publicity or otherwise the name of CCHN or its Affiliates or any of their directors or employees, nor any trade name, trademark, trade device, service mark, symbol or any abbreviation, contraction or simulation thereof owned by CCHN or its Affiliates, or (ii) represent, directly or indirectly, any product or any service provided by Consultant as approved or endorsed by CCHN or its Affiliates.

10.	Timeliness of Performance.

Consultant understands that prompt performance of the Services hereunder is required by CCHN in order to meet its schedules and commitments. Neither party, however, shall be responsible for any delays that are not due to such party's fault or negligence that could not have reasonably been foreseen or provided against.

11.	Background Check and Testing.

CCHN may conduct a background, reference, educational, criminal record, credit and other checks in connection with the performance of Services under this Agreement where such testing is permissible by law. Consultant shall indemnify, defend and hold harmless CCHN and its managing directors, partners, employees and agents against all liability and claims arising from such checking or the use and reporting of any results.

12.	Not Used.

13.	Notices.

Any notice or communication required or permitted to be given by either party under this Agreement shall be in writing and shall be hand delivered, sent by certified or registered mail, return receipt requested, by confirmed electronic transmission or by an overnight delivery service to the party receiving such communication at the address specified below:

If to Consultant: Biologue, Inc. 908 Greenwood Road Chapel Hill, NC 27514 Attention: Jeffrey W. Runge, M.D. email: JWR@BiologueConsulting.com	If to CCHN: Carolina Complete Health Network, Inc. 222 North Person Street Suite 010 Raleigh, NC 27601 Attention: Stephen W. Keene, Secretary email: skeene@ncmedsoc.org or such other address or email address as either party may in the future specify to the other party.

14.	General.

(a)	This Agreement and the attached Exhibits supersede all prior agreements and understandings between the parties for performance of the Services, and constitute the complete agreement and understanding between the parties unless modified in writing, signed by both parties.

(b)	Neither party shall assign, sub-license, sub-contract, charge or otherwise encumber any of its rights or obligations under this Agreement without the prior written consent of the other party. The entry by Consultant into a subcontract upon receipt of such consent from CCHN shall not relieve Consultant of its obligations under this Agreement. The terms and conditions of any subcontract shall conform to the provisions of this Agreement.

(c)	This Agreement and all matters relating to or arising under this Agreement shall be governed in all respects by the laws of the State of North Carolina, without giving effect to principles of conflicts of law, and any litigation arising out of or connected in any way with this Agreement shall take place in a State or Federal court of competent jurisdiction in Wake County, North Carolina.

(d)	The following sections shall survive the termination of this Agreement: 4, 5, 7, 8, 9, 10, 11, 13, 14.

(e)	If any provision of this Agreement (or any portion thereof) is determined to be invalid or unenforceable the remaining provisions of this Agreement shall not be affected by such determination and shall be binding upon CCHN and Consultant and shall be enforceable as though said invalid or unenforceable provision (or portion thereof) were not contained in this Agreement.

(f)	The failure by either CCHN or Consultant to insist upon strict performance of any of the provisions of this Agreement shall in no way constitute a waiver of its rights under this Agreement, at law or in equity, or a waiver of any other provisions or subsequent default by the other party in the performance of or compliance with any of the terms of this Agreement.

(g)	The headings of this Agreement are intended solely for convenience of reference and shall be given no effect in the interpretation or construction of this Agreement.

(h)	IN WITNESS WHEREOF, the parties, each acting with due and proper authority, have executed this Agreement as of the Effective Date.

BIOLOGUE, INC.		Carolina Complete Health Network, INC.
By:	/s/ Jeffrey W. Runge	By:	/s/ Stephen W. Keene
	Jeffrey W. Runge, MD CEO, Biologue, Inc.		Stephen W. Keene Secretary, CCHN

EXHIBIT A

SCHEDULE OF WORK NO. 1

This is a Schedule of Work (“SOW #1”) referred to in the Master Services Agreement (“Agreement”) with the Effective Date of January 2, 2017 by and between Carolina Complete Health Network, Inc. ("CCHN") (formerly known as Formation Subsidiary, Inc.) and Biologue, Inc. (“Biologue” or "Consultant").

This Schedule of Work shall be effective as of the Agreement’s Effective Date.

1.	Scope of Work: Consultant furnishes the services of Jeffrey W. Runge, MD, a North Carolina physician executive and NCMS Member (“Runge”), to carry out certain executive duties necessary for CCHN to build and operate a network of health care providers who will provide medical services under the Medicaid prepaid health plan anticipated to be established by Carolina Complete Health, Inc. Under SOW #1, this will primarily consist of recruiting and retaining providers to participate in CCHN’s provider network, primarily through the offer and sale by CCHN, of one, but not more than one, share of CCHN Class P Common Stock, $0.01 par value per share to each person who meets certain eligibility criteria, up to an aggregate amount of $15,000,000.

In addition, as an on-going condition for Runge to serve under SOW #1, Runge agrees, that beginning no later than September 1, 2017 and with no consideration to be received from CCHN, to provide general care to Medicaid members and patients in a setting, location and schedule suitable to Consultant.

2.	Consultant will provide Runge for up to 84 hours per calendar month. Consultant and CCHN will agree in advance for hours in excess of 84 hours to be incurred in a calendar month. Runge’s will:

a.	Serve as CCHN’s Chief Executive Officer and President (“CEO”);

b.	In conjunction with NCMS, resources assigned by NCMS to CCHN, and other participants, as determined by NCMS, establish agreed upon actions to achieve measurable outcomes with regard to recruiting and retaining providers to participate in CCHN’s provider network, primarily through the offer and sale by CCHN stock;

c.	With a frequency and time to be mutually determined by NCMS and Runge, conduct, not less than monthly, updates with NCMS, resources assigned by NCMS to CCHN, and other participants, as determined by NCMS, i) progress toward measurable outcomes, ii) actions being undertaken to achieve measurable outcomes, and iii) remedial courses of action necessary to achieve measurable outcomes within the Term.

d.	As CEO, report to CCHN’s Board of Directors for its evaluation, input, and guidance;

e.	Serve as the primary public facing representative of CCHN, representing its full and comprehensive mission, vision, strategic intent, strategy, and strategic objections to the public, healthcare systems, physicians, other providers, regulators and lawmakers;

f.	Ensure the business of CCHN is conducted in accordance with its policies and procedures and in compliance with the laws and requirements of an SEC-regulated entity;

g.	Engage and coordinate with Carolina Complete Health, Inc.’s stakeholders in fulfilling the interests, goals and objectives, policies, procedures and methods of both CCHN and Carolina Complete Health, Inc. to facilitate their mutual success.

h.	CCHN;

3.	Consultant Fee Rate and Expenses: The Fee Rate will be billable-hour based, and it will be $248/billable hour, with calendar month hours not to exceed 84 hours without the consent of NCSM. In addition, CCHN shall reimburse Consultant for all reasonable out of pocket expenses with appropriate documentation. Any expense item greater than $250 shall receive prior approval of the Treasurer of CCHN.

4.	Term: January 2, 2017 through December 29, 2017.

5.	Terminable in accordance with the Agreement.

All of the terms, covenants and conditions set forth in the Agreement are incorporated herein by reference as if the same had been set forth herein in full.

Biologue, Inc.		Carolina Complete Health Network, Inc.

By:	/s/ Jeffrey W. Runge	By:	/s/ Stephen W. Keene
	Jeffrey W. Runge, MD, CEO, Biologue, Inc.		Stephen W. Keene Secretary, CCHN

EXHIBIT B

NON-DISCLOSURE AGREEMENT

This Non-Disclosure Agreement (the "Agreement") is entered into by and between Carolina Complete Health Network, Inc. ("Disclosing Party") and Biologue, Inc. ("Receiving Party") for the purpose of preventing the unauthorized disclosure of Confidential Information as defined below. The parties agree to enter into a confidential relationship with respect to the disclosure of certain proprietary and confidential information ("Confidential Information").

1. Definition of Confidential Information. For purposes of this Agreement, "Confidential Information" shall include all information or material that has or could have commercial value or other utility in the business in which Disclosing Party is engaged. If Confidential Information is in written form, the Disclosing Party shall label or stamp the materials with the word "Confidential" or some similar warning. If Confidential Information is transmitted orally, the Disclosing Party shall promptly provide a writing indicating that such oral communication constituted Confidential Information.

2. Exclusions from Confidential Information. Receiving Party's obligations under this Agreement do not extend to information that is: (a) publicly known at the time of disclosure or subsequently becomes publicly known through no fault of the Receiving Party; (b) discovered or created by the Receiving Party before disclosure by Disclosing Party; (c) learned by the Receiving Party through legitimate means other than from the Disclosing Party or Disclosing Party's representatives; or (d) is disclosed by Receiving Party with Disclosing Party's prior written approval.

3. Obligations of Receiving Party. Receiving Party shall hold and maintain the Confidential Information in strictest confidence for the sole and exclusive benefit of the Disclosing Party. Receiving Party shall carefully restrict access to Confidential Information to employees, contractors and third parties as is reasonably required and shall require those persons to sign nondisclosure restrictions at least as protective as those in this Agreement. Receiving Party shall not, without prior written approval of Disclosing Party, use for Receiving Party's own benefit, publish, copy, or otherwise disclose to others, or permit the use by others for their benefit or to the detriment of Disclosing Party, any Confidential Information. Receiving Party shall return to Disclosing Party and/or confirm the destruction of any and all records, notes, and other written, printed, or tangible materials in its possession pertaining to Confidential Information immediately if Disclosing Party requests Receiving Party to do so.

4. Time Periods. The nondisclosure provisions of this Agreement shall survive the termination of this Agreement and Receiving Party's duty to hold Confidential Information in confidence shall remain in effect until the Confidential Information no longer qualifies as a trade secret or until Disclosing Party sends Receiving Party written notice releasing Receiving Party from this Agreement, whichever occurs first.

5. Relationships. Nothing contained in this Agreement shall be deemed to constitute either party a partner, joint venturer or employee of the other party for any purpose.

6. Severability. If a court finds any provision of this Agreement invalid or unenforceable, the remainder of this Agreement shall be interpreted so as best to effect the intent of the parties.

7. Integration. This Agreement expresses the complete understanding of the parties with respect to the subject matter and supersedes all prior proposals, agreements, representations and understandings. This Agreement may not be amended except in a writing signed by both parties.

8. Waiver. The failure to exercise any right provided in this Agreement shall not be a waiver of prior or subsequent rights.

This Agreement and each party's obligations shall be binding on the representatives, assigns and successors of such party. Each party has signed this Agreement through its authorized representative.

/s/ Stephen W. Keene____________________________________ (Signature)

Stephen W. Keene

Secretary/Treasurer, Carolina Complete Health Network, Inc.

Date: 17/Aug/2017

/s/ Jeffrey W. Runge_____________________________________ (Signature)

Jeffrey W. Runge, MD, President, Biologue, Inc.______________ (Typed or Printed Name)

Date: 24 Jun 17